SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form N-18f-1


	NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
THE INVESTMENT COMPANY ACT OF 1940.


The Chapman Funds, Inc.
DEM Equity Fund
Exact Name of Registrant


NOTIFICATION OF ELECTION

	The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


SIGNATURE

	Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Baltimore and the state of Maryland on the 28th day of October, 1997.

					THE CHAPMAN FUNDS,INC.
					DEM EQUITY FUND

					By:  /s/ NATHAN A. CHAPMAN, JR.
					Nathan A. Chapman, Jr.
					President
					(Title)



Attest:  /s/ EARL U. BRAVO, SR.
Earl U. Bravo, Sr.
Secretary
(Title)